ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 19, 2021
Keith A. OConnell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Nationwide S&P 500® Risk-Managed Income ETF
Nationwide Dow Jones® Risk-Managed Income ETF
Nationwide Russell 2000® Risk-Managed Income ETF
(collectively, the “Funds”)
File Nos. 333-179562 and 811-22668
Dear Mr. OConnell:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 744 to the Trust’s Registration Statement on Form N-1A filed September 16, 2021 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.With respect to each Fund’s 80% policy, please confirm that the Fund will value derivatives on a mark-to-market basis.
Response:     The Trust so confirms.
Comment 2.Please order the risks to prioritize those risks that are most likely to adversely affect each Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to each Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:     The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Additionally, the Trust notes that the first risk disclosed for each Fund is the “Collared Options Strategy Risk”, which the Trust believes is the risk that the Staff would consider the most significant for the Funds.

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If you have any questions regarding the above response, please do not hesitate to contact me at (248) 881-7509 or isabella.zoller@usbank.com.
Sincerely,
/s/ Isabella K. Zoller
Isabella K. Zoller
Secretary
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